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FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, PA 19104

Attn: Jeffrey D. Marrazzo

Chief Executive Officer

(888) 772-7560

January 9, 2015

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Spark Therapeutics, Inc.

Registration Statement on Form S-1

Filed December 30, 2014

File No. 333-201318

Ladies and Gentlemen:

On behalf of Spark Therapeutics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 15 contained in the letter dated October 21, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as well as the Company’s “Valuation Discussion” provided as Appendix A in its response relating to the Confidential Draft Registration Statement on Form S-1 (File No. 377-00789), originally submitted by the Company to the Commission on September 24, 2014. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-201318), which was publicly filed by the Company on December 30, 2014. The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

Securities and Exchange Commission January 9, 2015 Page 2

Rule 83 Confidential Treatment Request by Spark Therapeutics, Inc. Request #1

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This estimated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of December 1, 2014 of $1.50 per share and the midpoint of the anticipated offering price range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of December 1, 2014 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors:

Spark Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jeffrey D. Marrazzo, Chief Executive Officer, Spark Therapeutics, Inc., 3737 Market Street, Suite 1300, Philadelphia, PA 19104, (888) 772-7560, before it permits any disclosure of the bracketed information in Request #1.

•	The estimated price range for this offering necessarily assumes that the IPO has occurred, a public market for the Company’s common stock has been created and therefore excludes any discount for lack of marketability of the Company’s common stock.

•

The estimated price range for this offering necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over its common stock. Further, holders of the Company’s preferred stock are entitled to receive a stock dividend accruing at a rate of 8% per annum

Securities and Exchange Commission January 9, 2015 Page 3

during the period from November 23, 2014 until the closing of this offering, and such accruing stock dividend has a dilutive impact on the value of the common stock. Upon the closing of this offering, all outstanding shares of its preferred stock will convert into common stock, thus eliminating the superior rights and preferences of its preferred stock as compared to its common stock and extinguishing the accrual of the 8% preferred stock dividend.

•	The Company received positive feedback from potential investors in connection with its “testing-the-waters” meetings.

•	In January 2015 the Company completed preparations to initiate a dose-escalating Phase 1/2 clinical trial of its product candidate SPK-CHM for the treatment of choroideremia.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with more ready access to the public company debt and equity markets.

•	The Company has taken several steps towards the completion of an initial public offering, including:

•	On December 30, 2014, the Company publicly filed its registration statement with the Commission;

•	The Company’s board of directors established a pricing committee in connection with this offering and, in anticipation of this offering, approved a certificate of amendment to its certificate of incorporation in order to effect a reverse stock split of its common stock; and

•	The Company’s board of directors approved its certificate of incorporation, bylaws, committee charters and various governance policies that will become effective upon the closing of this offering.

•	Improved capital market conditions for companies in the biotechnology industry, and in particular for gene therapy companies, as evidenced by a recent increase in the number of public offerings by such companies and in the initial public offering valuations of such companies compared to the valuations in their most recent pre-IPO equity financing.

•

In the public markets the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company the Company used a more quantitative methodology to determine the fair value of its common stock

Securities and Exchange Commission January 9, 2015 Page 4

and this methodology differs from the methodology used to determine the estimated price range for this offering. The estimated price range for this offering was not derived using a formal determination of fair value, but rather was determined by negotiation between the Company and the underwriters. In particular, the estimate of fair value of the Company’s common stock as of December 1, 2014 was not a factor in setting the estimated price range for this offering.

•	The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in the Company’s prior valuations, are not objectively determinable and that valuation models are not able to quantify.

•	In addition to the above factors, there has been improvement in recent market prices of publicly traded shares of generally comparable companies and in the demand for such shares. The Nasdaq Biotechnology Index has risen 13.7% since September 1, 2014. In addition, 2014 biotechnology IPOs have seen strong aftermarket performance, with stock prices of the 74 biotech companies pricing since January 1, 2014 with a minimum offering size of $25 million increasing by an average of 53.4%. Moreover, since December 1, 2014, multiple gene therapy companies have experienced greater than 40% increases in their market value, with the market value of at least one gene therapy company increasing by over 100%.

Additionally, the Company is supplementing the “Valuation Discussion” it provided as Appendix A to its response letter dated November 17, 2014 to reflect subsequent valuations of the Company’s common stock conducted on October 30, 2014 and December 1, 2014 as follows:

“October 30, 2014 valuation

A contemporaneous third-party valuation was conducted on October 30, 2014 with respect to the value of shares of common stock of the Company.

To determine the total indicated fair value of the total equity of the Company as of October 30, 2014, three generally accepted approaches were considered: the income approach, market approach and cost approach. Based on the Company’s stage of development and information available, the income and market approaches were considered to be the most appropriate methods. Three “top down” valuation methods considered most appropriate and used were the OPM and the probability weighted expected return method (“PWERM”). Under PWERM, the value of an enterprise’s common stock is estimated based upon the analysis of future values assuming various possible future liquidity events. Given the Company is considering an initial public offering within twelve months of the valuation date, PWERM was utilized in the analysis.

Securities and Exchange Commission January 9, 2015 Page 5

For the income approach, the Company used the DCF method and for the market approach, the Company used both the stated value transaction method using the Series B preferred stock financing and the back-solve method of the OPM using the Series B preferred stock financing transaction to derive the implied total company equity. Based on the assessed reliability of each method, the DCF method conclusion was weighted at 30% and the back-solve prior transaction method was weighted at 70% to calculate the total estimated company equity value.

The Company then used the OPM to allocate the total equity value among its preferred and common securities for the stay private scenario. Significant assumptions for the OPM included volatility, the risk-free rate, and the time to liquidity. The exercise prices were the breakpoints representing the liquidation preferences of the preferred stock classes and the conversion features. Based on these assumptions, the implied value per share of the common on a controlling, marketable basis was $1.06. Because its common stock was not publicly-traded or marketable, the Company applied a discount for lack of marketability of 35% for the common stock. A 5% discount for lack of control was also applied to reflect the implied discount in value the common minority-interest stockholders accept to forgo the benefits of control. These discounts were based on quantitative models (put option calculation) as well as other empirical studies of restricted stock issued by public companies and private placements of pre-IPO companies. Based on the application of the option-pricing method, the indicated fair value of the common shares was $0.66 per share.

The PWERM method was used for the IPO exit scenario. Upon IPO, it was assumed that all preferred shares would convert to common shares. Based on the assumed $225 million pre-money valuation assumed as of the date of the valuation, a per share value was derived of $1.94. The expected value were discounted at the Company’s cost of equity, 29.7% for two potential IPO exit dates, which were weighted equally, and yielded a per share value of $1.77 for the IPO exit scenario.

The Company weighted the likelihood of an IPO exit versus stay private at 70% and 30%, respectively. Based on these assumptions, the Company concluded that the common stock had a fair value of $1.43 per share as of October 30, 2014.

Securities and Exchange Commission January 9, 2015 Page 6

December 1, 2014 valuation

A contemporaneous third-party valuation was conducted on December 1, 2014 with respect to the value of shares of common stock of the Company. The valuation was done in conjunction with our anticipated collaboration agreement with Pfizer, which we weighted 100% in the analysis.

To determine the total indicated fair value of the total equity of the Company as of December 1, 2014, three generally accepted approaches were considered: the income approach, market approach and cost approach. Based on the Company’s stage of development and information available, the income and market approaches were considered to be the most appropriate methods. Three “top down” valuation methods considered most appropriate and used were the OPM and the PWERM. Under PWERM, the value of an enterprise’s common stock is estimated based upon the analysis of future values assuming various possible future liquidity events. Given the Company is considering an initial public offering within twelve months of the valuation date, PWERM was utilized in the analysis.

For the income approach, the Company used the DCF method and for the market approach, the Company used both the stated value transaction method using the Series B preferred stock financing and the back-solve method of the OPM using the Series B preferred stock financing transaction to derive the implied total company equity. Based on the assessed reliability of each method, the DCF method conclusion was weighted at 40% and the back-solve prior transaction method was weighted at 60% to calculate the total estimated company equity value.

The Company then used the OPM to allocate the total equity value among its preferred and common securities for the stay private scenario. Significant assumptions for the OPM included volatility, the risk-free rate, and the time to liquidity. The exercise prices were the breakpoints representing the liquidation preferences of the preferred stock classes and the conversion features. Based on these assumptions, the implied value per share of the common on a controlling, marketable basis was $1.27. Because its common stock was not publicly-traded or marketable, the Company applied a discount for lack of marketability of 35% for the common stock. A 5% discount for lack of control was also applied to reflect the implied discount in value the common minority-interest stockholders accept to forgo the benefits of control. These discounts were based on quantitative models (put option calculation) as well as other empirical studies of restricted stock issued by public companies and private placements of pre-IPO companies. Based on the application of the option-pricing method, the indicated fair value of the common shares was $0.79 per share.

Securities and Exchange Commission January 9, 2015 Page 7

The PWERM method was used for the IPO exit scenario. Upon IPO, it was assumed that all preferred shares would convert to common shares. Based on the assumed $225 million pre-money valuation assumed as of the date of the valuation, a per share value was derived of $1.93. The expected value were discounted at the Company’s cost of equity, 27.7% for two potential IPO exit dates, which were weighted equally, and yielded a per share value of $1.81 for the IPO exit scenario.

The Company weighted the likelihood of an IPO exit versus stay private at 70% and 30%, respectively. Based on these assumptions, the Company concluded that the common stock had a fair value of $1.50 per share as of December 1, 2014.”

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Securities and Exchange Commission January 9, 2015 Page 8

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc: Jeffrey D. Marrazzo

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549